Exhibit 99.1

Thomson Reuters and Blackstone Announce Strategic Partnership for

Thomson Reuters Financial & Risk (F&R) Business

•	Blackstone to acquire 55% interest in F&R with Thomson Reuters to retain 45% stake
○	Values F&R business at ~$20 billion – Thomson Reuters to receive ~$17 billion in gross proceeds
○	Partnership expected to strengthen F&R’s growth trajectory
○	Reuters News remains part of Thomson Reuters: F&R to enter into 30-year agreement to secure access to news services provided by Reuters for a minimum of $325 million annually
○	Thomson Reuters plans to use net proceeds to invest in its core Legal and Tax & Accounting units, pay down debt and repurchase shares

•	Full-year 2017 results expected to meet or exceed guidance (to be released on February 8)
○

On an IFRS basis, full-year revenues expected to increase 1%; Operating profit expected to increase approximately 25%; Diluted earnings per share (EPS) expected to decrease approximately 50% (as the prior-year period included $2 billion gain on the sale of IP & Science)

○	Full-year adjusted EBITDA margin expected to be between 30.1% and 30.4% and
○	Full-year adjusted EPS expected to be between $2.48 and $2.51 vs. $1.79 for the prior year – on a non-IFRS basis
○	Annual dividend maintained at $1.38

TORONTO, January 30, 2018 – Thomson Reuters (TSX/NYSE: TRI) today announced that it has signed a definitive agreement to enter into a strategic partnership with Blackstone. As part of the transaction, Thomson Reuters will sell a 55% majority stake in its F&R business to private equity funds managed by Blackstone. The transaction values the F&R business at approximately $20 billion. Thomson Reuters will receive approximately $17 billion in gross proceeds at closing (subject to purchase price adjustments) funded by $14 billion of debt and preferred equity to be incurred by the partnership and a $3 billion cash equity contribution by Blackstone. Thomson Reuters will retain a 45% interest in the F&R business. Thomson Reuters will also maintain full ownership of its Legal, Tax & Accounting and the Reuters News businesses. Canada Pension Plan Investment Board (CPPIB) and GIC will invest alongside Blackstone for the transaction.

The F&R business provides a broad range of offerings to financial market professionals. Its global content sets include fundamentals, estimates and primary and secondary research. F&R also provides customers with tools, platforms, venues and services to enable fast, intelligent decision-making. The businesses that will comprise the new F&R partnership had 2017 revenues of approximately $6 billion.

“This deal strengthens F&R and should accelerate its growth and benefit its customers across the sell-side, buy-side and trading venues. Blackstone’s strong relationships in the financial services industry and long and successful history of corporate partnerships will help F&R provide new and innovative products and services, drive further efficiencies and navigate ongoing industry consolidation,” said Jim Smith, president and chief executive officer of Thomson Reuters.

“I am proud of the F&R organization and all of the hard work that has gone into turning around the business over the last six years. Today’s announcement reflects the strength of the F&R business and its future potential. We believe F&R will be even stronger with Blackstone as a partner. The transaction will provide immediate value to Thomson Reuters shareholders and our ownership interest in F&R will enable Thomson Reuters to participate in the future upside of the business.”

Martin Brand, a Senior Managing Director at Blackstone, said: “We are excited to partner with Thomson Reuters – one of the most trusted companies in financial technology. The F&R division has tremendous assets, including a world-leading data business, essential risk and compliance solutions, OTC trading venues, wealth management software, and a strong desktop business. The partnership with Blackstone provides an opportunity to increase efficiency and accelerate revenue growth through innovation and focus on creating uniquely compelling products for F&R’s customers.”

Joe Baratta, Blackstone’s Global Head of Private Equity, said: “We are delighted to partner with Thomson Reuters in continuing to grow the F&R business. This is a landmark transaction for Blackstone and our investment partners.”

The new partnership will be managed by a 10 person board composed of five representatives from Blackstone and four from Thomson Reuters. The President and CEO of the new partnership will serve as a non-voting member of the board following the closing of the transaction.

At the closing of the proposed transaction, F&R and Reuters News will sign a 30-year agreement for Reuters to supply news and editorial content to the new partnership. Under the agreement, F&R will pay Reuters a minimum of $325 million annually. For the duration of the news contract, Thomson Reuters will grant F&R a license to permit F&R to brand its information feeds and products/services with the “Reuters” mark, subject to applicable limitations and restrictions set forth in a trademark license agreement.

“Reuters News will maintain complete editorial freedom, and continue to operate under the Trust Principles. There has never been a more important time for providing trusted news, and that is what Reuters will continue to deliver on with accuracy and integrity,” added Smith.

Thomson Reuters plans to use the estimated $17 billion of gross proceeds from the transaction as follows:

•	Pay down sufficient outstanding debt to allow the company to remain below its target net debt-to-EBITDA leverage ratio of 2.5x (debt repayment estimated at approximately $3 billion).

•	Pay cash taxes, transaction expenses and other costs required to establish F&R as a standalone company and minimize the resulting stranded costs at Thomson Reuters (estimated at $1.5–$2.5 billion).

•	Pursue organic and inorganic opportunities in the key growth segments of the company’s Legal and Tax & Accounting businesses (estimated at $1–$3 billion).

•	Use the balance (estimated at $9–$11 billion) to repurchase shares via a substantial issuer bid/tender offer made to all common shareholders following the closing of the transaction.

○	The company expects its principal shareholder, Woodbridge, will participate in the issuer bid/tender offer. Woodbridge intends to maintain its ownership in the 50% to 60% range.

After closing of the transaction, Thomson Reuters will focus its efforts on expanding its market segment positions and accelerating growth in its Legal, Tax & Accounting and Regulatory businesses. Thomson Reuters will be well capitalized with significant capacity for organic and inorganic growth, with expected pro forma net debt-to-EBITDA of approximately 2.1 times (excluding the $1–$3 billion of proceeds retained for reinvestment). Thomson Reuters is also expected to benefit from its 45% retained interest in F&R over time.

The sale is subject to specified regulatory approvals and customary closing conditions, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. The sale of a majority stake in F&R to Blackstone is not subject to any financing condition. Blackstone has obtained debt and equity commitments for the transaction. Thomson Reuters and the Thomson Reuters Founders Share Company have agreed to make consequential modifications to the Trust Principles arrangements on closing to reflect the transaction. Thomson Reuters expects the transaction to close in the second half of 2018.

Guggenheim Securities, LLC (lead), TD Securities Inc., and Centerview Partners LLC are serving as advisors to Thomson Reuters. Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Thomson Reuters for the transaction, with Torys LLP serving as Canadian legal counsel. Norton Rose Fulbright is serving as legal counsel to the Thomson Reuters Founders Share Company. Canson Capital Partners, BofA Merrill Lynch, Citigroup, and J.P. Morgan are acting as financial advisors to Blackstone. Debt financing related to the transaction is being provided by J.P. Morgan, BofA Merrill Lynch, and Citigroup. Simpson Thacher & Bartlett LLP is acting as legal counsel to Blackstone.

Thomson Reuters Reports Expectations for Fourth-Quarter and Full-Year 2017 Results

Thomson Reuters today also announced that it expects to meet its previously announced outlook for 2017, and reported its expectations for the fourth-quarter and full-year ended December 31, 2017.

Fourth-quarter 2017 / IFRS basis

•	The company expects to report revenues between $2.9 billion and $2.95 billion, up approximately 3% from the prior-year period (up approximately 1% on a constant currency basis).

•	Operating profit is expected to be between $440 million and $450 million, up approximately 50% primarily because the prior-year period included $212 million of severance charges.

•	Diluted EPS is projected to be down approximately 75% primarily due to a $2 billion gain realized in 2016 on the sale of the company’s IP & Science business.

Fourth-quarter 2017 / non-IFRS basis

•	The company expects to report adjusted EBITDA between $870 million and $880 million and an adjusted EBITDA margin between 29.5% and 29.8%.

•	The company also expects to report adjusted EPS between $0.58 and $0.61.

Full-year 2017 / IFRS basis

•	The company expects to report revenues between $11.3 billion and $11.35 billion, up approximately 1% from the prior year (up approximately 2% on a constant currency basis).

•	Operating profit is expected between $1.74 billion and $1.76 billion, up approximately 25% from the prior year.

•	Diluted EPS is projected to be down approximately 50% from 2016, primarily due to a $2 billion gain realized in 2016 on the sale of the company’s IP & Science business.

Full-year 2017 / non-IFRS basis

•	The company expects to report adjusted EBITDA between $3.4 billion and $3.45 billion and an adjusted EBITDA margin between 30.1% and 30.4%.

•	The company also expects to report adjusted EPS of between $2.48 and $2.51.

Full results for the fourth-quarter and full-year 2017 will be released on Thursday, February 8, 2018.

Dividend

On January 30, 2018, the Thomson Reuters board of directors approved maintaining the dividend at $1.38 per common share. A quarterly dividend of $0.345 per share is payable on March 15, 2018 to common shareholders of record as of February 22, 2018.

Thomson Reuters will hold a conference call to discuss additional details related to the proposed transaction today at 6:00 PM Eastern Time. A live webcast of the conference call will be available on the Investor Relations section of www.thomsonreuters.com.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

Blackstone

Blackstone is one of the world’s leading investment firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our asset management businesses, with over $385 billion in assets under management, include investment vehicles focused on private equity, real estate, public debt and equity, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin, adjusted EPS and net debt. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. You can find additional information about our use of non-IFRS financial measures in our most recent annual and quarterly reports which are available on www.thomsonreuters.com.

THOMSON REUTERS SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including Mr. Smith’s remarks, the company’s current expectations regarding the timing for closing of the transaction, its uses of proceeds and 2017 fourth-quarter and full-year financial results. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the parties’ ability to receive regulatory approvals and satisfy conditions to closing as well as other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that a transaction involving all or part of the F&R business will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, securities of the company, nor is it a substitute for any issuer bid, tender offer or other documents that may be filed by the company with the Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission.

CONTACT

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com